                                    Ares Commercial Real Estate Corporation
                                    245 Park Avenue, 42nd Floor
                                    New York, NY 10167

February 15, 2023
VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:    Notice of Disclosure Filed in Exchange Act Annual Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ares Commercial Real Estate Corporation (“ACRE”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on February 15, 2023. This disclosure can be found on page 73 of the Annual Report on Form 10-K and is incorporated by reference herein. ACRE has made such disclosure based on information provided by other companies that may be deemed to be under common control with ACRE, and not because of any conduct by ACRE.

Very truly yours,

ARES COMMERCIAL REAL ESTATE CORPORATION

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	General Counsel, Vice President and Secretary